EXHIBIT 12.1—STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(dollar amounts in millions except per share figures)

		2006	2005	2004	2003	2002
1. NET INCOME/(LOSS) AS A PERCENT OF SALES
A	Net income/(loss)	$11.4	$(123.7)	$6.2	$51.8	$52.1
B	Net sales	$532.1	$564.8	$496.9	$471.8	$467.8
A% of B		2.1%	(21.9)%	1.2%	11.0%	11.1%

2. EFFECTIVE INCOME TAX RATE AS A PERCENT
C	Income taxes	$20.4	$4.2	$20.1	$23.2	$23.0
D	Income/(loss) before income taxes	$31.8	$(118.1)	$32.0	$77.3	$74.6
C% of D		64.2%	(3.5)%	62.8%	30.0%	30.8%

3. CURRENT RATIO
E	Current assets	$305.3	$239.8	$199.6	$178.9	$171.8
F	Current liabilities	$142.9	$140.5	$169.4	$112.8	$187.6
E:F		2.1	1.7	1.2	1.6	0.9

4. EARNINGS PER SHARE
G	Net income/(loss)	$11.4	$(123.7)	$6.2	$51.8	$52.1
H	Basic shares outstanding	12,071	12,368	12,345	11,925	11,817
I	Diluted shares outstanding	12,670	12,368	12,989	12,554	12,557
G/H	Basic earnings per share	$0.94	$(10.00)	$0.50	$4.34	$4.41

G/I	Diluted earnings per share	$0.90	$(10.00)	$0.48	$4.13	$4.15

Shares in thousands, earnings per share in dollars.

5. WORKING CAPITAL
J	Accounts receivable	$78.3	$64.8	$84.4	$71.7	$80.7
K	Inventories	120.0	96.5	76.9	56.5	55.7
L	Prepaid expenses	5.1	5.3	5.0	4.6	5.5
M	Accounts payable	(50.0)	(54.5)	(49.7)	(53.0)	(55.2)
N	Accrued liabilities	(55.5)	(59.4)	(62.1)	(43.7)	(45.9)
J+K+L+M+N	Working Capital	$97.9	$52.7	$54.5	$36.1	$40.8